Mail Stop 4561

January 29, 2009

Mark Williams
Chief Financial Officer
CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925

     Re: CS Financing Corporation
              Form 10-Q for Fiscal Quarter Ended
              September 30, 2008
              Filed November 13, 2008
              File No. 333-129919

Dear Mr. Williams:

We have reviewed your response dated December 23, 2008 and have the following comment.

Form 10-Q as of September 30, 2008

Note 2 – Investment in Note Receivable, page F-7

1.   In your response to comment 3 of our letter dated December 16, 2008, you discuss the situation related to one of the RES loans in default but do not provide information on the other RES loan in default. Please address our previous comment with respect to the other loan. Also, please tell us if RES expects to complete construction on its project by the time the loan matures and if not, how you factored this into determining that no bad debt reserve is required.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant